Allstate Distributors, LLC

(SEC I.D. No. 8-52029)

Financial Statements and
Supplemental Schedules as of and
for the Year Ended December 31, 2020 and Report of
Independent Registered Public Accounting Firm

ALLSTATE DISTRIBUTORS, LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312 486 1000
Fax: 312 486 148
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and the Member of
Allstate Distributors, LLC
Northbrook, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allstate Distributors, L.L.C. (the "Company") as of December 31, 2020, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules G and H listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 26, 2021

We have served as the Company's auditor since 2000.

ALLSTATE DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS:

Cash and cash equivalents	$	855,590
Receivable from affiliates		677,914
Other assets		47,512
TOTAL ASSETS	$	1,581,016

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Payable to affiliates	$	473,602
Accounts payable and accrued expenses		80,949
Income taxes payable to affiliate		586
TOTAL LIABILITIES		555,137
MEMBER'S EQUITY		1,025,879
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,581,016

See notes to financial statements.

ALLSTATE DISTRIBUTORS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:		
Fee income	$	7,511,264
Underwriting revenue		131,029
Interest income		2,795
TOTAL REVENUES		7,645,088
EXPENSES:		
Salaries and employee benefits expenses		6,938,698
General and administrative expenses		517,211
Regulatory fees		120,348
Wholesaling and marketing expenses		51,910
Other expenses		14,126
TOTAL EXPENSES		7,642,293
INCOME FROM OPERATIONS BEFORE INCOME TAXES		2,795
INCOME TAX EXPENSE		586
NET INCOME	$	2,209

See notes to financial statements.

ALLSTATE DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBER'S EQUITY — Beginning of year	$	1,023,670
NET INCOME		2,209
MEMBER'S EQUITY — End of year	$	1,025,879

See notes to financial statements.

4

ALLSTATE DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,209
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Fee income receivable from affiliates		(214,045)
Other assets		(5,045)
Payable to affiliates		332,853
Accounts payable and accrued expenses		(101,299)
Net cash provided by operating activities		14,673
NET INCREASE IN CASH AND CASH EQUIVALENTS		14,673
CASH AND CASH EQUIVALENTS — Beginning of year		840,917
CASH AND CASH EQUIVALENTS — End of year	$	855,590

See notes to financial statements.

ALLSTATE DISTRIBUTORS, LLC

1. **GENERAL**

    Basis of presentation - The accompanying financial statements include the accounts of Allstate Distributors, LLC (the "Company"), a limited liability company wholly owned by Allstate Life Insurance Company ("Allstate Life"). Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings LLC ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Recent development - The Novel Coronavirus Pandemic or COVID-19 ("Coronavirus") has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which have included the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing, and restrictions to large gatherings have caused material disruption to financial markets and businesses globally resulting in increased unemployment, a recession and increased economic uncertainty. The impact of the Coronavirus on the Company's operations is not material, however, the situation remains highly uncertain and cannot be predicted at this time.

    Use of estimates - The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Nature of operations - The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

    The Company is a non-clearing broker-dealer and serves as principal underwriter for individual and group flexible premium deferred annuity contracts ("contracts") that were issued by Allstate Life and certain of its subsidiaries (the "issuers"). These contracts were sold by registered representatives of an affiliated broker-dealer, who are licensed insurance agents appointed by these issuers and have entered into a selling agreement with the Company. Effective January 1, 2014, the issuers ceased selling new contracts, and only accept additional deposits on existing contracts. The Company also underwrites certain SEC-registered variable annuity, variable life, and variable universal life contracts, which are issued by Allstate Life or one of its affiliates (collectively, the "Affiliates"), and has selling agreements with affiliated and unaffiliated broker-dealers to sell new contracts. Further, the Company employs wholesalers who promote the sale of the contracts which are underwritten by the Company, as well as universal life contracts of the issuers. The Company charges fees to the issuers in proportion to expenses incurred in the execution of the selling agreements and wholesaling activities. Expenses incurred by the Company are reimbursed through these fees.

    In 2014, Allstate Life sold one of its affiliates, Lincoln Benefit Life Company ("LBL"), which included LBL's life insurance business generated through independent master brokerage agencies, LBL's deferred fixed annuities and its long-term care insurance business. The Company entered into a principal underwriting agreement with LBL for the variable universal life contracts sold through LBL independent master brokerage agencies.

    Subsequent events - Subsequent events were evaluated through February 26, 2021, the date the financial statements were issued. On January 26, 2021, Allstate entered into an agreement to sell Allstate Life and certain of its subsidiaries, including the Company. The transaction is expected to close in the second half of 2021 subject to regulatory approvals and other customary closing conditions.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Fee income - Fee income reflects amounts charged to Allstate Life and its affiliates in connection with the sales and wholesaling services provided by the Company. Fee income is earned in the period that the corresponding reimbursable expenses are incurred. A receivable is established for fees charged but not yet collected.

Underwriting revenues - Underwriting revenues reflect distribution fees due from Allstate Life and Allstate Life Insurance Company of New York for variable annuity contracts underwritten by the Company and underwriting compensation from LBL. A receivable is established for fees earned but not yet collected.

Expenses - Expenses consist of salaries and employee benefits and general and administrative expenses. Expenses are recognized as incurred. Expenses incurred in carrying out the Company's duties and responsibilities in its role as principal underwriter and wholesaler for contracts issued by Allstate Life and certain of its affiliates or LBL are fully reimbursed through fee income.

Regulatory fees and other expenses - Regulatory fees and other expenses reflect FINRA licensing fees, advertising costs, state filing fees and other costs incurred in the normal course of business.

Wholesaling and marketing expenses - Wholesaling and marketing expenses reflect amounts paid or due to an unaffiliated third party for wholesaling and marketing support provided to an affiliated issuer for variable annuity contracts underwritten by the Company.

Income taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The Company had no differences between the financial statement and tax bases of assets and liabilities as of December 31, 2020.

Cash and cash equivalents - Cash equivalents include highly liquid investments in money market funds with original maturities of less than ninety days. Money market funds are carried at fair value, which is equal to the net asset value of the funds.

Segment Disclosure - The Company operates as a single segment entity based on the manner in which the Company uses financial information to evaluate business performance and to determine the allocation of resources.

Adopted Accounting Standards

Measurement of Credit Losses - Effective January 1, 2020, the Corporation adopted new Financial Accounting Standards Board guidance related to the measurement of credit losses. The Company has no material impact related to credit losses.

3. **FAIR VALUE OF ASSETS AND LIABILITIES**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statement of Financial Condition at fair value as of December 31, 2020 consist of money market funds included as a component of cash and cash equivalents. There are no liabilities carried at fair value. Money market funds are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Company can access.

Level 2: Assets whose values are based on the following:
    a.   Quoted prices for similar assets in active markets;
    b.   Quoted prices for identical or similar assets in markets that are not active; or

c. Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets.

During the reporting period, all money market funds consist of shares of mutual funds totaling $779,225 that have daily quoted net asset values for identical assets that the Company can access and are categorized as Level 1. The net asset values are received monthly from the third party custodial financial institution.

The fair value of all other financial assets and liabilities approximates their carrying value as they are short-term in nature.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2020, the Company had net capital, as defined under the Rule, of $837,880 which was $800,871 in excess of required net capital of $37,009.

The Company's aggregate indebtedness, as defined under the Rule, was 66.25% of its net capital.

5. INCOME TAXES

As a limited liability company, the Company's 2020 income will be reported on the income tax return of Allstate Life as the Company's sole member. Allstate Life will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate Life's 2020 tax liability or benefit with Allstate Life. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") has completed its exam of the Allstate Group's 2013 and 2016 federal income tax returns. The 2017 and 2018 audit cycle is expected to begin in the first quarter of 2021. Any adjustments that may result from IRS examinations of the Company's tax returns are not expected to have a material effect on the financial statements.

The Company had no liability for unrecognized tax benefits as of December 31, 2020 and believes that the unrecognized tax benefits balance will not materially change within the next 12 months.

The Company paid income taxes of $3,045 in 2020. The statutory federal income tax rate of 21% is the same as the effective rate on income from operations in 2020.

6. RELATED-PARTY TRANSACTIONS

Fee income - The Company receives fee income from the contract issuers for which the Company serves as a wholesaler. The fee income is based on the expenses incurred in conducting the wholesaling activities. During 2020, the Company earned fee income of $7,511,264. As of December 31, 2020, amounts due from affiliated contract issuers totaled $719,786.

Underwriting revenue - The Company earned underwriting revenue of $97,811 for underwriting services provided to affiliates. As of December 31, 2020, $11,069 is due from Allstate Life for distribution fees earned.

Expenses - Certain affiliates of the Corporation ("service providers") provide services and administrative activities to the Company. The Company also utilizes business facilities and equipment owned or leased and operated by the service providers in conducting its business activities. The Company reimburses the service providers for costs incurred in providing these services. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. In 2020, the total costs allocated to the Company for these services totaled $263,073. As of December 31, 2020, $61,273 is payable for these services.

Other - Allstate serves as the primary paymaster for several of its subsidiaries and affiliates, including the Company. In addition, certain affiliates of Allstate make payments on behalf of the Company. Disbursements made by Allstate and affiliates on behalf of the Company include employee compensation and related expenses as well as payments for goods and services provided by external vendors. As of December 31, 2020, $465,268 was recorded as a payable to affiliates related to these transactions.

ALLSTATE DISTRIBUTORS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2020			**Schedule G**
NET CAPITAL			
TOTAL MEMBER'S EQUITY		$	1,025,879
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15C3-1:			
Nonallowable assets:			
Receivable from affiliates	124,902		
Other assets	47,512		
Total nonallowable assets			172,414
HAIRCUTS ON SECURITIES POSITIONS:			
2% Haircut on money market		$	15,585
NET CAPITAL		$	837,880
AGGREGATE INDEBTEDNESS		$	555,137
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:			
MINIMUM NET CAPITAL REQUIRED			
(6 2/3% of aggregate indebtedness)		$	37,009
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF			
REPORTING BROKER OR DEALER		$	5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or			
6 2/3% of aggregate indebtedness)		$	37,009
EXCESS NET CAPITAL		$	800,871
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			66.25 %

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited amended FOCUS report, Part IIA, Form X17a-5, as of December 31, 2020, filed on February 9, 2021.

ALLSTATE DISTRIBUTORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
<u>**December 31, 2020**</u>   <u>**Schedule H**</u>

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(l) of Rule 15c3-3.



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
 USA

Tel: 312 486 1000
Fax: 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and the Member of
Allstate Distributors, LLC
Northbrook, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allstate Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 26, 2021

ALLSTATE DISTRIBUTORS, LLC

EXEMPTION REPORT
December 31, 2020

Allstate Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: paragraph (k)(1)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3: paragraph (k)(1) throughout the year ended December 31, 2020 without exception.

Allstate Distributors, LLC

I, Mary K. Nelson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: /s/ Mary K. Nelson

Title: President

February 26, 2021